

October 6, 2009

By U.S. Mail and Facsimile to: (610) 668-1185

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, PA 19072

> **Re:** **Royal Bancshares of Pennsylvania, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-26366**

Dear Mr. Kuehl:

We have reviewed the above referenced filings and related materials and your response letters dated July 17, 2009 and July 31, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note your response to prior comment 10 in our letter dated June 19, 2009.
        Please file the Supplemental Executive Retirement Plan and the agreements
        related thereto with your next Exchange Act filing.

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Part I - Item 4. Controls and Procedures

2.   You may not qualify your executive officers' conclusions regarding the
        effectiveness of your disclosure controls and procedures. Please amend the Forms
        10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to
        disclose the unqualified conclusions of your chief executive officer and chief
        financial officer regarding the effectiveness of your disclosure controls and
        procedures. We also note that quarterly periods for your 2009 fiscal year do not
        fall within the timeframe set forth in Item 4T of Form 10-Q. Therefore, your
        Forms 10-Q should reference Item 4.

Part II - Item 4. Submission of Matters to a Vote of Securityholders

3.   In your amended Forms 10-Q, clearly state the number of votes cast for, against
        or withheld, as well as the number of abstentions and broker non-votes, as to each
        matter voted on. Include a separate tabulation with respect to each director
        nominee.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 1A. Risk Factors

4.   In your amended Form 10-Q, eliminate or revise as appropriate the first sentence
        of this section. Alternatively, advise us why it is appropriate to state that there
        have been no material changes from the risk factor disclosure in your Form 10-K
        when you have included a new risk factor in the Form 10-Q to discuss the cease
        and desist order.

5.   In your amended Form 10-Q, revise the risk factor to describe the risk
        contemplated. The point of a particular risk factor is to discuss a material risk and
        explain the likelihood of the risk impacting an investment in your securities, not
        your ability to make predictions.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney